EMR Technology solutions, inc.

90 WASHINGTON VALLEY ROAD

BEDMINSTER, NJ 07921

May 11, 2018

Jeff Kauten

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EMR Technology Solutions, Inc.
Registration Statement on Form S-1
Filed April 30, 2018
File No. 333-224544

Dear Mr. Kauten:

By letter dated May 11, 2018, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided EMR Technology Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on April 30, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1 filed April 30, 2018

Cover Page

1.	Please revise this section to clarify that the shares publicly sold through this offering will be sold at a fixed price until the shares of common stock are listed on an exchange or quoted on the OTC Bulletin Board. Please make corresponding revisions in the plan of distribution section of the resale prospectus.

Response: We have revised this section and the plan of distribution section in the resale prospectus to clarify that the shares publicly sold through this offering will be sold at a fixed price until the shares of common stock are listed on an exchange or quoted on the OTC Bulletin Board.

Description of Business

Private Placement and Acquisitions, page 18

2.	Your disclosure on page 19 indicates that you completed the acquisition of Digital Medical Solutions, Inc. on March 15, 2017. Please revise the registration statement to include the audited financial statements required by Rules 8-04 and 8-05 of Regulation S-X or explain why you do not believe this is required.

Response: DMSI is the abbreviated name for Digital Medial Solutions, Inc. The December 31, 2016 audited financial statements for Digital Medical Solutions Inc. are included in the S-1 in accordance with Rule 8-04 and 8-05 of Regulation S-X.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ John X. Adiletta

John X. Adiletta

Chief Executive Officer

EMR Technology Solutions, Inc.

90 Washington Valley Road

Bedminster, NJ 07921